UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 333-43447
Ingram Micro 401(k) Investment Savings Plan
(Full title of the plan and the address of the plan if different from that of the issuer named below)
Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

By:	/s/ Matthew Sauer

Name:	Matthew Sauer
Member of the Ingram Micro Benefits
Administrative Committee
June 22, 2007

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Financial Statements
and
Supplemental Schedule
As of December 31, 2006 and 2005 and
for the Year Ended December 31, 2006

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Note:	Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm
To the Ingram Micro Inc. Benefits Administrative Committee
Santa Ana, California
We have audited the accompanying statements of net assets available for plan benefits of the Ingram Micro 401(k) Investment Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.
As discussed in Note 1, the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 with retroactive application as of December 31, 2005.
BDO Seidman, LLP
Costa Mesa, California
June 19, 2007

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
As of December 31, 2006 and 2005

	2006	2005
Assets

Investments, at fair value	$168,896,736	$150,814,507

Other receivables	—	4,993

Total assets, at fair value	168,896,736	150,819,500

Liabilities

Accrued administrative expenses	24,175	—

Total liabilities	24,175	—

Net assets available for plan benefits, at fair value	168,872,561	150,819,500

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	174,258	191,971

Net assets available for plan benefits	$169,046,819	$151,011,471

See accompanying notes to financial statements.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Statement of Changes in Net
Assets Available for Plan Benefits
For the Year Ended December 31, 2006

Additions to net assets attributed to:
Contributions:
Employer contributions, net of forfeitures	$2,900,138
Participant contributions	11,499,230
Participant rollovers	1,251,081

Total contributions	15,650,449

Investment income:
Dividends and interest	8,699,737
Participant loan interest	303,889
Net appreciation in fair value of registered investment companies	10,237,887
Net appreciation in fair value of common stock	147,773

Total investment income	19,389,286

Total additions	35,039,735

Deductions from net assets attributed to:
Benefits paid to participants	16,830,420
Administrative expenses	173,967

Total deductions	17,004,387

Net increase	18,035,348

Net assets available for plan benefits — beginning of year	151,011,471

Net assets available for plan benefits — end of year	$169,046,819

See accompanying notes to financial statements.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Ingram Micro 401(k) Investment Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution plan covering substantially all of the United States employees of Ingram Micro Inc. (the Company). The Plan is designed to comply with Section 401(a) of the Internal Revenue Code as a defined contribution plan and its incorporated Trust is intended to qualify as a tax-exempt trust under Section 501(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan is administered by the Company and advised by the Benefits Administrative Committee appointed by the Company’s Board of Directors. Effective April 1, 2005, the Plan was amended and restated and a new trustee, custodian and record keeper of the Plan, Fidelity Management Trust Company and its affiliates (the Trustee or Fidelity) were appointed. Plan assets transferred to Fidelity were transferred into funds meant to be comparable to those offered by the previous trustee, custodian and record keeper, Putnam Fiduciary Trust Company and its affiliates (Putnam). The conversion initiated a “Black Out” period beginning March 24, 2005 that continued through April 12, 2005. During this period, funds could not be applied to the employee selected funds with the Trustee or withdrawn from the Plan until the Trustee had time to accurately complete the conversion. Hewitt Investment Group acts as the investment consultant to the Plan.
Contributions – Effective April 1, 2005, contributions were made to the Plan by means of a salary deferral agreement under which the participant is entitled to defer pre-tax and after-tax compensation up to the lesser of 50 percent of eligible compensation for non highly compensated participants, and a percentage (not to exceed 50%) determined by the Company of eligible compensation for highly compensated participants, or a fixed amount determined annually by the Internal Revenue Service (IRS). The Company matches 50 percent of participant contributions up to the first 5 percent of eligible compensation. Matching contributions are not made on catch-up contributions.
Prior to April 1, 2005, contributions were made to the Plan by means of a salary deferral agreement under which the participant was entitled to defer pre-tax and after-tax compensation up to the lesser of 15 percent of eligible compensation for non highly compensated participants, and 5 percent for highly compensated participants, or a fixed amount determined annually by the IRS. The Company matched from 50 percent to 100 percent of participant contributions up to the first 5 percent of eligible compensation depending upon the participant’s years of service.
Participant Accounts - Each participant account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution and (b) Plan net earnings, which include an allocation of certain administrative expenses. Allocations of matching contributions are based on participant contributions, as defined. Allocations of Plan net earnings and administrative expenses, when applicable, are based on participant account balances, investment elections, and transactions, such as loans or qualified domestic relations orders. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in their account balance.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS (Continued)
NOTE 1 — DESCRIPTION OF PLAN (Continued)
Participant Loans - Participants may borrow 50 percent of their vested account balance up to $50,000 at a commercially reasonable interest rate with payment of principal and interest made through payroll deductions. Loans with repayment terms in excess of five years are for the purchase of primary residences. The loans are secured by the balance in the participant’s account. Participant loans are stated at the unpaid principal value, which is estimated to approximate fair value and bear interest at rates that range from 5.00 percent to 10.50 percent.
Management determines the collectibility of participant loans on a periodic basis. This determination is made based on the terms of the Plan document and the related Plan policies and procedures. Those participant loans that are deemed to be uncollectible are written off and included as benefits paid to participants in the financial statements and the Form 5500 for financial reporting purposes in the year the determination is made.
Eligibility – Effective April 1, 2005, employees other than those that are employed under a collective bargaining agreement, leased, or an employee who is a nonresidential alien with no United States income source are eligible to enter the Plan following the completion of their first hour of credited service with the Company. Associates employed on a temporary or nonpermanent basis who complete at least 1,000 hours of service within a computation period shall be eligible to become a participant on the earlier of the first day of the Plan year beginning after the computation period, or six months after the completion of such computation period. The computation period means the twelve month period beginning on the employee’s date of hire or any Plan year beginning after the date of hire.
Prior to April 1, 2005, employees other than those that were employed under a collective bargaining agreement, leased, expatriate employees covered by a nonqualified plan provided such expatriate employees had no United States income source, or employed on a temporary basis were eligible to enter the Plan following the completion of the third month of employment with the Company.
Vesting - Participants are vested in their contributions plus net earnings, immediately. Vesting in the Company’s matching contribution is based on years of service. A year of vesting service is defined as any period in which a participant completes 365 days of service. The following schedule describes the vesting percentages for participants.

Years of Service	Vested Benefit Percentage
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
NOTE 1 — DESCRIPTION OF PLAN (Continued)
Payment of Benefits - Upon termination of service before the normal retirement age of 65, a participant with benefits of over $5,000 may elect to defer distribution until normal retirement age or receive a lump sum payment equal to the vested share of the participant’s account.
Upon termination of service at the normal retirement age of 65, a participant may elect to receive a lump sum payment equal to the vested value of his or her account. Benefits may also be accessed in the event of disability or death. The Plan allows participants to make early withdrawals for certain financial hardships. The Plan also allows in-service withdrawals by participants after they reach age 59 1/2. In addition, in-service withdrawals may be taken from a participant’s rollover account or after-tax contribution account. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age 59 1/2.
Forfeitures - Forfeitures of nonvested Plan assets are used to reduce the Company’s matching contributions and costs of administering the Plan. Total forfeited nonvested accounts were $6,842 and $42,984 at December 31, 2006 and 2005, respectively, and will be used to reduce future employer contributions. Employer contributions were reduced by forfeited nonvested accounts totaling $465,426 for the year ended December 31, 2006.
Administrative Expenses - The Plan Sponsor or the Plan may pay the Plan fees and expenses, including fees and expenses connected with the providing of administrative services by external service providers. For the year ended December 31, 2006 the Plan paid $173,967 in administrative expenses. All other administrative expenses, other than loan and qualified domestic relations order fees paid by the Plan participants, were paid by the Company and were not material to the financial statements taken as a whole
New Accounting Pronouncement – As described in the Financial Accounting Standards Board (the FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Plan invests in fully benefit-responsive investment contracts held in the Fidelity Managed Income Portfolio Fund (see Note 2 to financial statements). The Plan adopted the provisions of this new FSP as of December 31, 2006 and applied it retroactively to its December 31, 2005 Statement of Net Assets Available for Benefits. The Plan’s Statements of Net Assets Available for Benefits present the fair value of these investment contracts as well as the related adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
NOTE 1 — DESCRIPTION OF PLAN (Continued)
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company believes the adoption of SFAS 157 will not have a material impact on the Plan’s financial statements.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting. Administrative expenses are recorded as incurred. Benefits are reported when paid.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.
Risks and Uncertainties – The fair value of the Plan’s investment in Ingram Micro Inc. common stock amounted to $7,462,129 and $9,272,153 as of December 31, 2006 and 2005, respectively. Such investments represented 4.41% and 6.14% of the Plan’s total net assets available for Plan benefits as of December 31, 2006 and 2005, respectively. For risks and uncertainties regarding Ingram Micro Inc., participants should refer to the December 30, 2006, Form 10-K and the April 1, 2006, July 1, 2006, September 30, 2006, and March 31, 2007 Forms 10-Q of Ingram Micro Inc.
The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan invests in various investment options that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.
Investment Valuation and Income Recognition – Investments in shares of registered investment companies are stated at fair value, based on the net asset value of the underlying investments and are valued daily. Investments in common and collective trusts are stated at fair value based on the value of the underlying investments and are expressed in units. The Fidelity Managed Income Portfolio Fund consists primarily of fully benefit-responsive investment contracts. In determining the net assets

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
available for plan benefits, the Fidelity Managed Income Portfolio Fund is included in the Plan’s financial statements at contract value, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. As provided in the new FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The average yield to maturity and crediting interest rate for that fund was approximately 4.27% and 3.65% at December 31, 2006 and 2005, respectively. The Company’s Common Stock is stated at fair value based on the quoted market price of the underlying shares of stock held at year end. Participant loans are recorded at cost, which approximates fair value. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net Appreciation (Depreciation) in Fair Value of Investments – Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).
NOTE 3 — INVESTMENT ELECTIONS
The Trustee invests contributions in accordance with participant instructions. Participants may elect changes to their investment mix effective each business day. Participants may effect changes to their deferral percentages and deferral investment elections coincident with their pay frequency.
NOTE 4 — INVESTMENTS
The following table presents the fair value of investments. Investments greater than 5 percent of the Plan’s net assets as of December 31, 2006 and 2005, are separately identified as follows:

		2006	2005
Investments Valued at Fair Value as Determined by Quoted Market Prices:
Registered Investment Companies:

American Funds Group	Growth Fund of America, 917,323 and 917,135 units, respectively	$29,959,763	$28,137,703

Fidelity Management Trust Co.	Diversified International Fund, 521,160 and 454,171 units, respectively	19,256,860	14,778,727

Fidelity Management Trust Co.	Equity Income Fund, 516,638 and 508,043 units, respectively	30,249,173	26,814,494

Fidelity Management Trust Co.	Spartan U.S. Equity Index Fund, 366,480 and 381,886 units, respectively	18,389,949	16,864,106

Artisan Funds, Inc.	Small Cap Value Fund, 482,631 and 406,664 units, respectively	8,725,976	7,014,952	*

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
NOTE 4 — INVESTMENTS (Continued)

		2006	2005
Other – Registered Investment Companies (individually less than 5% of net Plan assets)		33,245,501	26,751,504

Total Registered Investment Companies		139,827,222	120,361,486

Common Stock:

Ingram Micro Inc.	Ingram Micro Inc. Stock, 365,560 and 465,217 shares, respectively	7,462,129	9,272,153

Total Investments Valued at Fair Value as Determined by Quoted Market Prices		147,289,351	129,633,639

* — Less than 5% of Plan Net Assets

Investments Valued at Estimated Fair Value:
Common and Collective Trusts:

Fidelity Management Trust Co.	Managed Income Portfolio Fund,17,512,130 and 17,101,755 units, respectively	17,337,872	16,909,784

Total Common and Collective Trusts		17,337,872	16,909,784

Other — Participant loans (less than 5% of net Plan assets)		4,269,513	4,271,084

Total Investments Valued at Estimated Fair Value		21,607,385	21,180,868

Total Investments		$168,896,736	$150,814,507

During 2006, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $10,385,660 as follows:

Net Change in Fair Value:

Investments Valued at Fair Value as Determined by Quoted Market Prices:
Registered Investment Companies	$10,237,887
Ingram Micro Inc. Stock	147,773

Net Appreciation in Fair Value of Investments	$10,385,660

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
NOTE 5 — EMPLOYER STOCK
Participants may not invest more than 50 percent of their contributions into Ingram Micro Inc. Stock and are not permitted to transfer funds from the Plan’s other investment options into Ingram Micro Inc. Stock. Participants may, however, transfer funds out of Ingram Micro Inc. Stock into any of the Plan’s other funds.
NOTE 6 — PARTY-IN-INTEREST
Certain Plan investments are managed by Fidelity, effective April 1, 2005. Prior to April 1, 2005, certain Plan investments were managed by Putnam, the previous trustee. Fidelity and Putnam act as trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to Fidelity for the year ended December 31, 2006 were not material. The Plan also engages in certain transactions involving Ingram Micro Inc. such as the purchase and sale of Ingram Micro Inc.’s common stock. These transactions qualify as party-in-interest transactions.
NOTE 7 — PLAN TERMINATION
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated as prescribed by ERISA and its related regulations, so that each participant receives 100 percent of his or her account vested balance as of the date of the termination.
NOTE 8 — TAX STATUS
The trust established under the Plan to hold the Plan’s assets is designed to qualify pursuant to Section 501(a) of the Internal Revenue Code, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has received a favorable determination letter of its tax-exempt status from the IRS by a letter dated November 12, 1998. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan’s tax counsel has not reported anything to the contrary. The Plan filed for a new determination letter in May 2007.
In 2006, the IRS, in relation with their audit of the Plan for the years ended December 31, 2001, 2002, and 2003, identified certain compliance and administrative issues with respect to the Plan. The Company has subsequently complied and corrected such issues. In June 2006, the IRS accepted the Company’s corrections as indicated in the Closing Agreement on Final Determination Covering Specific Matters, which resolved such issues.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Form 5500 as of December 31:

2006
Net assets available for plan benefits, per the financial statements	$169,046,819

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(174,258)

Net assets available for plan benefits per the Form 5500	$168,872,561

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year ended
December 31,
2006
Total investment income per the financial statements	$19,389,286

Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(174,258)

Total investment income per the Form 5500	$19,215,028

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Schedule I: Form 5500 – Schedule H — Part IV – Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006
EIN: 62-1644402
Plan Number: 002

(a)	(b)	(c)	(d)	(e)
		Description of Investment Including
		Maturity Date,
	Identity of Issuer, Borrower,	Rate of interest, Collateral, Par or Maturity
	Lessor, or Similar Party	Value	Cost**	Fair Value
	Registered Investment Companies
	American Funds Group	Growth Fund of America, 917,323 units		$29,959,763
	Artisan Funds, Inc.	Small Cap Value Fund, 482,631 units		8,725,976
	Artisan Funds, Inc.	Mid Cap Fund, 223,699 units		6,813,876
	Dodge and Cox	Balanced Fund, 41,216 units		3,589,078
*	Fidelity Management Trust Company	Diversified International Fund, 521,160 units		19,256,860
*	Fidelity Management Trust Company	Equity Income Fund, 516,638 units		30,249,173
*	Fidelity Management Trust Company	Freedom 2005 Fund, 4,995 units		57,997
*	Fidelity Management Trust Company	Freedom 2010 Fund, 21,742 units		317,867
*	Fidelity Management Trust Company	Freedom 2015 Fund, 27,766 units		338,744
*	Fidelity Management Trust Company	Freedom 2020 Fund, 344,873 units		5,355,885
*	Fidelity Management Trust Company	Freedom 2025 Fund, 60,871 units		777,333
*	Fidelity Management Trust Company	Freedom 2030 Fund, 281,864 units		4,518,282
*	Fidelity Management Trust Company	Freedom 2035 Fund, 69,146 units		912,044
*	Fidelity Management Trust Company	Freedom 2040 Fund, 48,468 units		459,480
*	Fidelity Management Trust Company	Freedom Income Fund, 70,358 units		811,936
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund, 366,480 units		18,389,949
	PIMCO Funds	PIMCO Total Return Fund, 533,774 units		5,540,578
	The Vanguard Group	Vanguard Small Cap Growth Index, 204,602 units		3,752,401

	Total Registered Investment Companies			139,827,222

	Common and Collective Trusts
*	Fidelity Management Trust Company	Managed Income Portfolio Fund, 17,512,130 units		17,337,872
	Common Stock
*	Ingram Micro Inc.	Ingram Micro Inc. Stock, 365,560 shares		7,462,129
*	Participant Loans	Loans with maturities through 2020 and interest rates ranging from 5.00% to 10.50%		4,269,513

	TOTAL INVESTMENTS			$168,896,736

*	These investments represent parties-in-interest to the Plan.

**	Cost information is not required under ERISA as the investment options are participant directed.

Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-43447) constituting a part of this Registration Statement of our report dated June 19, 2007 relating to the financial statements and supplemental schedule of the Ingram Micro 401(k) Investment Savings Plan appearing on this Form 11-K as of December 31, 2006 and 2005 and for the year ended December 31, 2006.
BDO Seidman, LLP
Costa Mesa, California
June 19, 2007